EPFL Innovation Park- Bldg B

1015 Lausanne, Switzerland

January 17, 2020

Re:	AC Immune SA Form 20-F for the Fiscal Year Ended December 31, 2018 Filed April 19, 2019 Form 6-K for the Quarterly Period Ended June 30, 2019 Filed August 14, 2019 File No. 001 - 37891

Ms. Ibolya Ignat

Mr. Franklin Wyman

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street N.E.

Washington, D.C. 20549-4628

Dear Ms. Ignat and Mr. Wyman,

On behalf of AC Immune SA (the “Company” or “AC Immune”), I am responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated January 6, 2020 relating to the Company’s financial statements and disclosure in the Company’s Form 6-K dated August 14, 2019.

Set forth below are the Company’s responses to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment.

Form 6-K dated August 14, 2019

Exhibit 99.1

Interim Condensed Financial Statements (unaudited)

Notes to Interim Condensed Financial Statements

3.1 Licensing and collaboration agreements, page 13

Please revise your disclosure to include the significant judgments underlying your conclusion that the license granted to Lilly was distinct and represented a right-to-use, as addressed in IFRS 15.123 and 125. In this regard, consider providing certain information on pages 2-5 of your response, as follows:

•	The nature of the license granted to Lilly with regard to its ongoing development and future commercialization activities,

•	The degree to which the Pre-clinical and Phase 1 development activities conducted by you “do not represent integrated services with the licensed IP” to Lilly and the absence of any impact of your R&D activities on the "form or functionality of the underlying IP" licensed to Lilly,

•	The purpose of Pre-clinical and Phase 1 development activities conducted by Lilly and the absence of any linkage between these activities and your development activities, other than through the joint steering committee and

•	The nature and frequency of the information-sharing process through the joint steering committee and how this process is expected to impact the future development activities to be independently conducted by you and Lilly.

Company response:

The Company acknowledges the Staff’s comment and notes in response to this comment that it currently intends to include the disclosure substantially in the form set forth in Exhibit A to this response letter in its upcoming annual report on Form 20-F for the fiscal year ended December 31, 2019 (but that this disclosure remains subject to completion of the company’s internal procedures to finalize its upcoming annual report on Form 20-F).

To the extent you have any questions regarding the response contained in this letter, please do not hesitate to contact me at +41 21 345 91 37 or joerg.hornstein@acimmune.com. Thank you for your time and attention.

Very truly yours,

/s/ Joerg Hornstein

Joerg Hornstein

Chief Financial Officer

Exhibit A

Tau Morphomer Small Molecule – 2018 license agreement with Eli Lilly and Company

In December 2018, we entered into an exclusive, worldwide licensing agreement with Eli Lilly and Company (“Lilly”) to research and develop Tau Morphomer small molecules for the treatment of Alzheimer’s disease and other neurodegenerative diseases. More specifically, this is an exclusive license with the right to grant sublicenses, under the ACIU Patents, the ACIU Know-How, and ACIU’s interests in the Joint Patents and the Joint Know-How to Exploit the Licensed Compounds and Licensed Products The agreement became effective on January 23, 2019 when the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired. On September 19, 2019, the Company and Lilly entered into an amendment to divide the first discretionary milestone payment under the agreement of CHF 60 million into two installments with the first CHF 30 million paid in Q3 2019 and the second CHF 30 million to be paid on or before March 31, 2020 unless Lilly earlier terminates the agreement.

Per the terms of the agreement, the Company received an initial upfront payment of CHF 80 million in February 2019 for the rights granted by the Company to Lilly. The Company is conducting the development of ACI-3024, our lead candidate from our Tau Morphomer small molecules program through the completion of Phase 1, which commenced in the first half of 2019. Lilly will lead and fund further clinical development and will retain global commercialization rights for all indications, including Alzheimer’s disease, Progressive Supranuclear Palsy and other neurodegenerative diseases. As it relates to our lead compound, ACI-3024, Lilly will lead development after the completion of Phase 1 and retain commercialization rights. As of December 31, 2019, Lilly is engaged in certain Pre-clinical activities of its own as defined in the agreement, which are intended to provide further data in support of the Phase 2 clinical study design.

Per the terms of the agreement, the Company may become eligible to receive additional milestone payments totaling up to approximately CHF 840 million for clinical and regulatory milestones and CHF 900 million upon achievement of certain commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low-double digits to the mid-teens. The agreement will terminate by the date of expiration of the last royalty term for the last licensed product. However, under the terms of the agreement, Lilly may terminate the agreement at any time after March 31, 2020 by providing three months’ notice to us.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Lilly is a customer. The Company identified the following significant performance obligations under the contract: (i) a right-of-use license and (ii) research and development activities outlined in the development plan. Per the agreement, the Company is responsible for the pre-clinical and Phase 1 activities, which the Company determined are distinct and capable of being completed by Lilly or a third party. Pre-clinical activities for which AC Immune was responsible prior to their completion in May 2019 included final manufacturing of materials for use in the Phase 1 and regulatory submission of the protocols. For the current Phase 1, AC Immune is responsible for leading the study design, obtaining relevant regulatory agency approvals, arranging necessary third party contracts, completing patient selection, ensuring patient treatment, following up with patients, drafting the clinical study report development and other relevant clinical activities to ensure that the primary objective of the study is completed. The Company used CMOs for certain of its pre-clinical activities and is currently using CROs to complete certain Phase 1 activities.

The Company’s pre-clinical and Phase 1 activities do not represent integrated services with the licensed IP for which Lilly contracted. Lilly purchased a license to the Company’s Tau therapeutic small molecule program, which was delivered at commencement of the agreement and AC Immune’s pre-clinical and Phase 1 activities do not affect the form or functionality of this license. The Company’s objective of the current Phase 1 activity is to assess safety and tolerability and does not modify or customize the lead compound and the completion of these pre-clinical and Phase 1 activities does not affect the licensed IP.

Finally, per the agreement, each party has three representatives in a joint steering committee (“JSC”); depending upon the agenda, additional field experts can attend the JSC to provide the technical and scientific contribution required. The JSC meets on a regular basis depending on agreements between the representatives. The JSC is responsible for (i) serving as the forum to discuss, review and approve certain activities by reviewing and discussing the development progress and updates to make, (ii) discuss, review and approve all amendments to the global development plan, (iii) periodically serve as forum to discuss and review commercialization of licensed products and (iv) review and approve reports related to development costs among other activities. The JSC is intended to ensure that communication between the parties remains consistent and that the development plan is both agreed to and progressing as intended.

The valuation of each performance obligation involves estimates and assumptions with revenue recognition timing to be determined either by delivery or the provision of services.

The Company used the residual approach to estimate the selling price for the right-of-use license and an expected cost plus margin approach for estimating the research and development activities. The right-of-use license was delivered on the effective date. The research and development activities are expected to be delivered over time as the services are performed. For these services, revenue will be recognized over time using the input method, based on costs incurred to perform the services, since the level of costs incurred over time is thought to best reflect the transfer of services to Lilly. The Company determined the value of the research and development activities to be CHF 6.9 million and deferred this balance from the effective date. As of December 31, 2019, the Company has recognized CHF XY million in revenue, resulting in a deferred income (contract liability) balance of CHF XY million of which CHF XY million is classified as non-current. The remaining CHF 73.1 million from the upfront payment was allocated to the right-of-use license and recognized on the effective date.

At inception of the agreement, none of the clinical, regulatory or commercial milestones had been included in the transaction price, as all milestone amounts were fully constrained. As acknowledged in the amendment completed between the Company and Lilly in Q3 2019, the Company earned and received a CHF 30 million milestone payment related to the right-of-use license for IP. The Company recognized contract revenues in Q3 2019 as there were no further constraints related to this milestone. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Lilly and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.